Exhibit 99.1

news release

For Immediate Release

Over-Allotment Option Exercised in connection with PrairieSky Royalty Initial Public Offering

Calgary, Alberta (June 3, 2014)

Encana Corporation (“Encana”) (TSX:ECA)(NYSE:ECA) and PrairieSky Royalty Ltd. (“PrairieSky”) (TSX:PSK) announced today that, in connection with the initial public offering of 52,000,000 common shares of PrairieSky (the “Offering”) at an offering price of $28.00 (the “Offering Price”), the over-allotment option granted to the underwriters to purchase up to an additional 7,800,000 common shares (the “Over-Allotment Option”) at the Offering Price has been exercised in full for additional aggregate gross proceeds to Encana of $218.4 million. The sale of the additional common shares by Encana pursuant to the Over-Allotment Option brings the aggregate gross proceeds to Encana from the Offering to approximately $1.67 billion and results in Encana holding 54% of the common shares of PrairieSky. The Offering was made through a syndicate of underwriters co-led and joint bookrun by TD Securities Inc. and CIBC.

The securities of PrairieSky have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or except pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of PrairieSky’s shares in the United States.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

PrairieSky Royalty Ltd.

PrairieSky is a royalty-focused company, generating royalty revenues as petroleum and natural gas are produced from its properties. PrairieSky has a diverse portfolio of properties that have a long history of generating stable free cash flow and that represent one of the largest and most concentrated independently-owned fee simple mineral title positions in Canada. PrairieSky common shares trade on the Toronto Stock Exchange under the symbol PSK. www.prairiesky.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Encana Corporation—Investor contact Brian Dutton Director, Investor Relations (403) 645-2285	PrairieSky Royalty Ltd. Andrew Phillips President & Chief Executive Officer (587) 293-4000

Encana Corporation Patti Posadowski Senior Advisor, Investor Relations (403) 645-2252	PrairieSky Royalty Ltd. Geoffrey Barlow Vice-President, Finance & Chief Financial Officer (587) 293-4000

Encana Corporation—Media contact Jay Averill Director, External Communications (403) 645-4747	PrairieSky Royalty Ltd. Cameron Proctor Vice-President, Legal & Corporate Services (587) 293-4000

Source: Encana Corporation

Encana Corporation